UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c),
           AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

                                (Amendment No. 4)


                             Penn Octane Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    707573101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  July 24, 2007
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          |_|  Rule 13d-1(b)

          |X|  Rule 13d-1(c)

          |_|  Rule 13d-1(d)

----------

CUSIP No.707573101

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS

    Strategic Turnaround Equity Partners, LP (Cayman)
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
                                                                     Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          681,478
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            681,478
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  681,478
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.43% (1)
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
(1) On the basis of 15,396,187 shares of Common Stock reported by the Company as issued and outstanding as of August 10, 2007 in the Company's latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on August 20, 2007.

CUSIP No.707573101

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS

    Galloway Capital Management, LLC
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
                                                                     Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          768,327
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            768,327
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    768,327 (1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.99% (2)
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
(1) Of the total 768,327 shares of common stock, 681,478 shares of common stock are held by Strategic Turnaround Equity Partners, LP (Cayman) ("STEP") directly and 86,849 shares of common stock are held by Finvest Yankee, LP for which the reporting person has the power to vote and dispose.

(2)On the basis of 15,396,187 shares of Common Stock reported by the Company as issued and outstanding as of August 10, 2007 in the Company's latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on August 20, 2007.

CUSIP No. 707573101

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS

    Bruce Galloway
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
                                                                     Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           26,585
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          768,327
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         26,585
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            768,327
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    794,912 (1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.16% (2)
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------------

(1)Of the total 794,912 shares of common stock: (i) 2,885 shares of Common Stock are owned by Mr. Galloway's Individual Retirement Account, (ii) 12,200 shares of Common Stock are held by Mr. Galloway's Alana and Justin, for which Mr. Galloway has the power to vote and dispose, (iii) 11,500 shares of the Common Stock are owned by RexonGalloway Capital Growth, LLC ("RexonGalloway") an investment company in which Mr. Galloway retains investment and voting discretion, (iv) 681,748 shares of Common Stock are held by (STEP), and 86,849 held by Finvest Yankee, LP for which Galloway Capital Management, LLC has the power to vote and dispose. Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP. (2)On the basis of 15,396,187 shares of Common Stock reported by the Company as issued and outstanding as of August 10, 2007 in the Company's latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on August 20, 2007

CUSIP No. 707573101

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS

    Gary Herman

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
                                                                     Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           5,000
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          768,327
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         5,000
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            768,327
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    773,327 (1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.02% (2)
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
(1) Of the total 773,327 shares of common stock (i) 4,000 shares are held by Mr. Herman individually, (ii) 1,000 shares of Common Stock are held by FBR, Inc. of which Mr. Herman has the power to vote and dispose; (iii) 681,478 shares are held by STEP and 86,849_are held by Finvest Yankee, LP for which Galloway Capital Management, LLC has the power to vote and dispose. Mr. Herman is a managing member of Galloway Capital Management, LLC, which is also the general partner of STEP.

(2)On the basis of 15,396,187 shares of Common Stock reported on the Company as issued and outstanding as of August 10, 2007 in the Company's latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on August 20, 2007.

Item 1(a).  Name of Issuer:

                  Penn Octane Corporation (the "Issuer")

            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  77-530 Enfield Lane, Bldg. D, Palm Desert, California
                  92211-7261

            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

                  Strategic Turnaround Equity Partners, LP (Cayman)(STEP), Galloway Capital Management, LLC, Bruce Galloway and Gary Herman

            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:


                  The principal business address for STEP is c/o Stuarts Corporate Services, Ltd., P.O. Box 2510 GT, 4th Floor, One Cayman Financial Centre, 36A Dr. Roy's Drive, Georgetown, Grand Cayman, Cayman Islands. STEP is managed by Galloway Capital Management, LLC with its principal business address at 720 Fifth Avenue, 10th Floor, New York, NY 10019.

                  The principal business address for Messrs. Galloway and Herman is 720 Fifth Avenue, 10th floor, New York, New York 10019.

            --------------------------------------------------------------------

Item 2(c).  Citizenship:

STEP is a limited partnership operating under the laws of the Cayman Islands.

Galloway Capital Management, LLC is operated under the laws of the United States, Messrs. Galloway and Herman are citizens of the United States.

            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:


                  This statement on Schedule 13G is being filed with respect to Common Stock, $0.01 par value per share (the "Common Stock") of the Issuer.

            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                  707573101

            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a

     (a)       |_| Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)       |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) |_| Investment company registered under Section 8 of the Investment Company Act.

     (e)       |_| An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14)of the Investment Company Act;

     (j)       |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.__________                   13G                    Page __ of __ Pages


Item 4.  Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:

                  The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

          ----------------------------------------------------------------------

      (b) Percent of class:

                           The information in items 1 and 5 through 11 on the
cover page on this Schedule 13G is hereby incorporated by reference.

          ----------------------------------------------------------------------

      (c) Number of shares as to which such person has:

                  The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

      The purpose of this Filing is to reflect the ownership by the Reporting Persons in the shares of the Issuer. Mr. Galloway owns approximately 20% of the partnership interests in STEP as of June 30, 2007.

         Strategic Turnaround Equity Partners, L.P. (Cayman): 681,748 Bruce Galloway: 794,912(1)(2)
         Gary Herman: 773,327(1)(2)

(1) 2,885 shares owned by Mr. Galloway's Individual Retirement Account, 12,200 shares held by Mr. Galloway's children for whom Mr. Galloway has the power to vote and dispose, 11,500 shares owned by RexonGalloway Capital Growth, LLC, for which Mr. Galloway has the power to vote and dispose, 681,748 shares held by Strategic Turnaround Equity Partners, L.P. (Cayman)("STEP") and 86,849 shares held by Finvest Yankee, LP for which the reporting person has the power to vote and dispose.

Mr. Galloway and Mr. Herman are the managing members of Galloway Capital Management, LLC, the general partner of STEP and share the power to vote and dispose the shares owned by STEP. As a result, Mr. Galloway may be deemed to directly beneficially own the shares held by his children, Jacombs and may be deemed indirectly beneficially own, together with Mr. Herman, the shares held by STEP. Mr. Galloway disclaims beneficial ownership of the shares directly beneficially owned, together with Mr. Herman, by STEP, except to the indirect interests by virtue of Mr. Galloway being, together with Mr. Herman, managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP.

(2) Reflects (i) 4,000 shares held by Mr. Herman individually, (ii) 1,000 shares of Common Stock held by FBR, Inc. for which Mr. Herman has the power to vote and dispose, (iii) 681,748 shares held by STEP and 86,849 shares held by Finvest Yankee, LP for which the reporting person has the power to vote and dispose. Mr. Herman has the power to vote and dispose of the shares of Common Stock held by FBR, Inc. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP (except for his interests therein by virtue of being a member of Galloway Capital Management
LLC).

Mr. Herman and Mr. Galloway are managing members of Galloway Capital Management, LLC, the general partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Herman may be deemed to directly beneficially own the shares held by FBR and may be deemed indirectly beneficially own, together with Mr. Galloway, the shares held by STEP. Mr. Herman disclaims beneficial ownership, together with Mr. Galloway, of the shares directly beneficially owned by STEP, except to the indirect interests by virtue of Mr. Herman being, together with Mr. Galloway, managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP.

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |_|.

                  Not Applicable

         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  Not Applicable

         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable

         -----------------------------------------------------------------------

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable

         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

                  Not Applicable.

          ----------------------------------------------------------------------

Item 10.  Certifications.

     (a)  Not Applicable

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2007

                               Strategic Turnaround Equity Partners, LP (Cayman)
                               By: /s/ Gary Herman
                                  ----------------
                               Name:  Gary Herman
                               Title: Managing Member of Galloway
                                      Capital Management, LLC, the
                                      Investment Advisor of Strategic
                                      Turnaround Equity Partners, LP (Cayman)

                               Galloway Capital Management, LLC

                               By: /s/ Bruce Galloway
                                  ----------------------
                               Name:    Gary Herman
                               Title:   Managing Member

                                  By: /s/ Bruce Galloway
                                     -------------------
                                        Bruce Galloway

                                  By: /s/ Gary Herman
                                     ----------------
                                        Gary Herman